JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

SUPPL

04046879

US SEC EXEMPTION
FILE NO. 82-3572

November 8, 2004

SEC MAIL RECEIVED PROCESSING
NOV 2 6 2004
WASH. D.C. 213 SECTION

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the following documents:

1. SEC Form 17-C dated September 28, 2004 regarding the change in shareholdings of a director;

2. SEC Form 17-C dated September 29, 2004 regarding the delisting of the Global Depositary Shares of JG Summit Holdings, Inc. from the Luxembourg Stock Exchange.

Thank you very much.

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

Encl: as stated

/mhd

FILE

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Disclosure on change in shareholdings of a director

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 28, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

<u>SEC Form 17-C</u>

<u>JG SUMMIT HOLDINGS, INC.</u>

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated September 24, 2004 advising them of the acquisition by Mr. James L. Go, Director, Chairman and Chief Executive Officer of the Company, of 7,050,000 common shares of the Company.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 28, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

24 September 2004

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Disclosure Department

Gentlemen:

In compliance with Section 13.1 of the Revised Disclosure Rules of the Exchange, please be advised that Mr. James L. Go, Director, Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (the "Company"), acquired 7,050,000 common shares of the Company on September 22, 2004.

As a result of the abovementioned acquisition, the present shareholdings of Mr. James L. Go in the Company is 204,484,656 common shares.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

FILE

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month Day)
12	31	17-C	Second Thursday of June

Delisting of the Global Depositary Shares of JG Summit Holdings, Inc. from the Luxembourg Stock Exchange

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section
	N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number ______ LCU ______

Document I.D. ______ Cashier ______

STAMPS

Remarks : pls. use black ink for scanning purposes

2004 SEP 30 PM 3 07 **PSE Code HO-180**

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 29, 2004**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9 (a) (16)**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 (a) (16) – authorization, suspension, retirement or cancellation of the listing of the issuer's securities on an exchange or organized over-the-counter electronic marketplace, domestically or abroad.

Please be informed that we have received confirmation from our listing agent that the global depositary shares of JG Summit Holdings, Inc. (the "Company") were delisted from the Luxembourg Stock Exchange effective August 17, 2004.

The delisting was brought about by the termination by the Company of its global depositary receipts program under a deposit agreement executed by and among the Company, Citibank N.A. (as depositary bank), and the holders of the global depositary receipts.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 29, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd